

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 1, 2016

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K filed August 4, 2016**
> **Response Letter dated July 12, 2016**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your July 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2016 letter.

Form 8-K filed August 4, 2016

Exhibit 99.1

1.   As noted in comment five of our letter dated April 7, 2016 and comment two of our letter dated May 19, 2016, your presentation of adjusted earnings (loss) per share does not include reconciliations on a per share basis to its most directly comparable GAAP measure. Further revise your presentation to provide reconciliations on a per share basis as proposed in Exhibit A of your response letter dated June 2, 2016. See question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources